FOR IMMEDIATE RELEASE
                                                                  April 20, 1999



                               PAULSON ACQUISITION
                               -------------------
                             ANNOUNCES COMPLETION OF
                             -----------------------
                                TENDER OFFER FOR
                                ----------------
                          HITOX CORPORATION OF AMERICA
                          ----------------------------

         CORPUS CHRISTI, TEXAS--April 20, 1999--- Paulson Acquisition LLC ("Paulson Acquisition"), an entity affiliated with Bernard Paulson, the former Acting Chief Executive Officer and a director of Hitox Corporation of America, announced today that it had completed its tender offer to acquire up to 1,000,000 shares of the Hitox' common stock, at $2.50 per share net to the seller in cash. The tender offer expired as scheduled at 12:00 midnight, New York City time, on Monday, April 19, 1999. All of the shares tendered and not properly withdrawn were accepted for purchase upon the expiration of the tender offer.



         Paulson Acquisition has been informed by Founder's Equity Group, Inc., the depositary for the offer, that, as of the expiration of the tender offer, 191,074 shares (including 62,300 shares to be delivered pursuant to notices of guaranteed delivery) were tendered, and not properly withdrawn, representing approximately 4.1% of Hitox' common stock. As a result, Mr. Paulson may be deemed to beneficially own 233,074 shares or approximately 5% of the outstanding Hitox shares.




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